FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 3, 2009

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Buenos Aires, March 31, 2009– Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE) considering that, as provided under Section 7 of the Preliminary Merger Agreement entered into by Petrobras Energía Participaciones S.A. (“PEPSA” or the “Company”) and Petrobras Energía S.A. (“PESA”) on September 2, 2008, PESA’s Directors assumed under Section 84 of the Business Associations Law the management and representation of the Company with the same powers from time to time granted to PEPSA’s Directors, who were suspended from their offices, we inform you that at a meeting held on March 27, 2009, the Company’s Board of Directors resolved the following:

* By virtue of the appointment of new Directors at the Regular and Special Shareholders' Meeting held on March 27, 2009, the distribution of offices in the Board of Directors was submitted to the consideration of the meeting and it was resolved that José Fernando de Freitas will continue to serve as Chairman and Daniel Lima de Oliveira as Vice Chairman of the Company.

* In compliance with Law 19,550, Section 256, last paragraph, all Directors established special domiciled at Maipú 1, 22nd floor, Autonomous City of Buenos Aires (C1084ABA), Argentine Republic.

* To ratify Directors Cedric Bridger (Financial Expert and President), Roberto Luis Monti and Roberto Alejandro Fortunati as Regular members and Alejandro Poletto as Alternate member of the Company’s Audit Committee. The beforementioned directors were appointed by the Board of Directors from among its Regular and Alternate members and are independent Directors according to Argentine Securities Commission regulations.

* To ratify Décio Oddone da Costa as Representative Director, who will continue to have the same powers to represent the Company as the Chairman.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 04/03/2009

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney